Filed by Acamar Partners Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CarLotz Inc.

Commission File No.: 001-38818

This filing relates to a proposed business combination involving Acamar Partners Acquisition Corp. and CarLotz, Inc.

The following press release was published on BusinessWire.com on January 7, 2021.

CarLotz Nominates Four New Members to Its Board of Directors

Experienced Executives Add Strength and Diversity as the Company Accelerates Growth

Linda Abraham, Sarah Kauss, Kimberly Sheehy and James Skinner to Join at Close of Merger

January 7, 2021 – Richmond, VA – CarLotz, Inc., (“CarLotz” or the “Company”), a leading consignment-to-retail used vehicle marketplace, which recently announced it would become a public company via a merger with special purpose acquisition company Acamar Partners Acquisition Corp. (“Acamar Partners”) (Nasdaq: ACAM), announced today that Linda Abraham, Sarah Kauss, Kimberly Sheehy and James Skinner have been nominated to its Board of Directors, effective at the closing of the business combination transaction.

“Linda, Sarah, Kimberly and James are all pioneers in their industries and bring a wide diversity of thinking and experience to CarLotz. We look forward to their energy, passion and wisdom as we continue our rapid growth,” said Michael Bor, Chairperson, CEO and co-founder of CarLotz, “Like them, we are disruptors in an established category. We have an ambitious national expansion plan and their combined experience will be invaluable. On behalf of all of us here at CarLotz, I am pleased to extend a warm welcome to Linda, Sarah, Kimberly and James to our Board of Directors.”

Linda Abraham, currently Managing Director of Crimson Capital, invests in and advises early stage technology companies, and brings extensive strategy and growth experience to the CarLotz board. Prior to Crimson, Linda co-founded comScore, a global leader in digital measurement and analytics, where she served in a variety of leadership roles helping to grow the company to 32 offices in 23 countries before it went public in 2007. She also co-founded Paragren Technologies, which was later acquired by Oracle. Linda serves on the board of multiple companies spanning public, private, and non-profit sectors. Among these companies are Site Centers, Tiger 21, Upskill, Zum, and Humanest. Additionally, she serves on the board of the School of Data Science at the University of Virginia, and is a 2020-2021 Fellow in the Stanford Distinguished Careers Institute. She will now be bringing this vast experience in technology and business leadership to the CarLotz Board of Directors. On the CarLotz board, Linda will serve as the Chair of the Compensation Committee.

Sarah Kauss, Founder and Chairwoman of S’well, brings extensive experience as a consumer products leader with a proven track record of launching companies, building multi-million dollar brands, and assembling high-performance leadership teams. Sarah previously held the position of CEO at S’well for 10 years, where she turned $30K of bootstrap funding from her savings into over $100M in revenue. Before her time at S’well, Sarah worked in international real estate development and accounting, accumulating years of experience leading international collaboration and partnerships, as well as providing professional services to public and privately held companies in the technology, consumer products, and media sectors. Sarah has been recognized as a Fortune’s “40 Under 40” honoree, EY Entrepreneurial Winning Woman, and was awarded the Harvard Business School of New York’s Entrepreneurship Award. On the CarLotz board, Sarah will be a member of the Audit and Compensation Committees.

Kimberly Sheehy brings decades of financial and advisory experience to the CarLotz board. Most recently, she was Chief Financial Officer of ResMan LLC, a privately owned software company providing software solutions to multi-family residential property managers. Previously, she served as CFO of Lori’s Gifts, a privately owned retail company serving hospitals throughout the United States. Ms. Sheehy previously served as Chief Financial & Administrative Officer of CyrusOne Inc., a public high-growth real estate investment trust specializing in engineering, building and managing data center properties. She also held senior roles at Cincinnati Bell Inc. and Ernst & Young. Kimberly’s achievements have been honored with several awards, including Dallas Business Journal’s CFO of the Year and Cincinnati’s One Hundred Wise Women program. For the past three years, Kimberly has served as an independent board member and as Audit Committee Chair for Switch Inc. On the CarLotz board, Kimberly will serve as the Chair of the Audit Committee and will be a member of the Nominating and Corporate Governance Committee.

James Skinner brings a wealth of financial, retail and branding experience to the CarLotz board. The retired Vice Chairman of the $4 billion luxury fashion retailer Neiman Marcus Group (NMG), James brings decades of experience ranging from Chief Operating Officer and Chief Financial Officer at NMG to serving on several Boards of Directors. Prior to NMG, he held various positions at CompUSA, including executive vice president and Chief Financial Officer. In addition to these accomplishments, James is also a Certified Public Accountant, licensed in the state of Texas. Today, James serves on the Board of Directors for Acamar Partners and Ares Commercial Real Estate. He is also on the Advisory Board of RevTech Ventures, an early stage venture capital firm focused on retail technology. James also brings the experience of having served as Chairman of various Audit, Compensation and Finance Committees to the CarLotz board. On the CarLotz board, James will Chair the Nominating and Corporate Governance Committee and will be a member of the Audit Committee.

With these new additions, CarLotz’s board composition will consist of Linda Abraham, Sarah Kauss, Kimberly Sheehy and James Skinner, along with previously disclosed Chairperson Michael Bor and board members Steven Carrel, David Mitchell and Luis Solorzano. Biographies for the existing board members can be found in the SEC Form S-4 filed by Acamar Partners, which can be found at the SEC’s website at www.sec.gov or through www.acamarpartners.com.

Acamar Partners is scheduled to hold a stockholders meeting to approve the proposed merger on January 20, following which the transaction is expected to close on January 22. Upon the consummation of the merger, CarLotz will become a public company listed on Nasdaq under the ticker symbol LOTZ.

About CarLotz, Inc.

CarLotz is a used vehicle consignment and Retail Remarketing™ business that provides our corporate vehicle sourcing partners and retail sellers of used vehicles with the ability to access the previously unavailable retail sales channel while simultaneously providing buyers with prices that are, on average, below those of traditional dealerships. Our mission is to create the world’s greatest vehicle buying and selling experience. We operate a technology-enabled buying, sourcing and selling model that offers a seamless omni-channel experience and comprehensive selection of vehicles while allowing for a fully contactless end-to-end e-commerce interface that enables no hassle buying and selling. Our proprietary Retail Remarketing™ technology provides our corporate vehicle sourcing partners with real-time performance metrics and data analytics along with custom business intelligence reporting that enables price and vehicle triage optimization between the wholesale and retail channel. Through our marketplace model, we generate significant value for both sellers and buyers through price, selection and experience. For more information, visit www.carlotz.com.

About Acamar Partners Acquisition Corp.

Acamar Partners Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Acamar Partners Acquisition Corp. raised $305.6 million in its initial public offering in February 2019 (and subsequent exercise of the underwriters’ over-allotment option). The company’s securities are quoted on Nasdaq under the ticker symbols ACAM, ACAMW and ACAMU. For more information, visit www.acamarpartners.com.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Acamar Partners and CarLotz. Acamar Partners has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement of Acamar Partners, a prospectus of Acamar Partners and a consent solicitation statement of CarLotz. A definitive proxy statement/prospectus/consent solicitation statement has been sent to the stockholders of Acamar Partners and CarLotz, as of the respective record dates with respect to the required stockholder approvals. Before making any voting or investment decision, investors and security holders of Acamar Partners and CarLotz are urged to carefully read the entire registration statement and proxy statement/prospectus/consent solicitation statement, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because these documents contain important information about the proposed transaction. The documents filed by Acamar Partners with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Acamar Partners may be obtained free of charge from Acamar Partners at www.acamarpartners.com. Alternatively, these documents, when available, can be obtained free of charge from Acamar Partners upon written request to Acamar Partners Acquisition Corp., 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131, or by calling 786-264-6680.

Participants in the Solicitation

Acamar Partners, CarLotz and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Acamar Partners in connection with the proposed merger. Information regarding Acamar Partners’ directors and executive officers is contained in Acamar Partners’ Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 27, 2020, and subsequent Form 8-K filed with the SEC on July 14, 2020, both of which are available at the SEC website at www.sec.gov.

Additional information regarding the interests of these participants and other persons who may be deemed to be participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus/consent solicitation statement and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, forward-looking statements include statements that are not historical facts, such as statements concerning possible or assumed future actions, business strategies, events or results of operations, including statements regarding Acamar Partners’ and CarLotz’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Acamar Partners’ Form 10-K for the year ended December 31, 2019 under “Risk Factors” in Part I, Item 1A and in Acamar Partners’ Form 10-Q for the quarterly period ended March 31, 2020, Form 10-Q for the quarterly period ended June 30, 2020 and Form 10-Q for the quarterly period ended September 30, 2020 under “Risk Factors” in Part II, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety.

In addition to risks previously disclosed in Acamar Partners’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by stockholders of Acamar Partners on the expected terms and schedule; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to management’s focus on the proposed transaction rather than on the ongoing business operations of CarLotz; business disruption following the transaction; risks related to Acamar Partners’ or CarLotz’ indebtedness; other consequences associated with mergers, acquisitions and legislative and regulatory actions and reforms; risks of the automotive and used vehicle industries; the potential impact of COVID-19 on the used vehicle industry and on the CarLotz business; litigation, complaints, product liability claims or adverse publicity; the impact of changes in consumer spending patterns, consumer preferences, local, regional and national economic conditions, crime, weather, demographic trends and employee availability; new entrants in the consignment-to-retail used vehicle business; technological disruptions, privacy or data breaches, the loss of data or cyberattacks; and the ability to compete successfully with new and existing market participants.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Acamar Partners’ and CarLotz’ control. While all projections are necessarily speculative, Acamar Partners and CarLotz believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Acamar Partners and CarLotz, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Forward-looking statements speak only as of the date they are made, and Acamar Partners and CarLotz are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports that Acamar Partners has filed or will file from time to time with the SEC. Forward-looking statements are expressed in good faith, and Acamar Partners and CarLotz believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Acamar Partners and is not intended to form the basis of an investment decision in Acamar Partners. All subsequent written and oral forward-looking statements concerning Acamar Partners and CarLotz, the proposed transaction or other matters and attributable to Acamar Partners and CarLotz or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Investors:

CarLotzIR@icrinc.com

Media:

CarLotzPR@icrinc.com